Mail Stop 0306


April 6, 2005


Via Facsimile and U.S. Mail

Mr. Richard E. Davis
Chief Financial Officer
NMT Medical, Inc.
27 Wormwood Street
Boston, MA 02210

	Re: 	NMT Medical, Inc.
		Form 10-K for the year ended December 31, 2004
      SEC File No. 0-21001


Dear Mr. Davis:

      We have reviewed your filings and have the following comments.
We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K as of December 31, 2004

Notes to Financial Statements - Page A-7

Note 2, Summary of Significant Accounting Policies - Page A-7

     (i) Revenue Recognition - Page A-9
1. The critical accounting policies disclosure in your MD&A indicates that you record your royalty income net of royalty expenses paid "where applicable." Supplementally tell us the amounts of gross royalty income and the expenses netted against the income for each year presented. Include in your response the references to generally accepted accounting principles upon which your relied for this classification.


Item 9A, Controls and Procedures - Page 33

2. We note your disclosure that management has concluded that your disclosure controls and procedures are "effective, in that they provide reasonable assurance that information required to be disclosed in the reports filed or submitted by us under the Exchange
Act is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms." In future filings, you must disclose, if true, that your disclosure controls and procedures are "effective at the reasonable assurance level" rather than "effective, in that they provide reasonable assurance." In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.  Please also
supplementally confirm this to us.
3. We note management`s conclusion that your disclosure controls and procedures are "effective, in that they provide reasonable assurance that information required to be disclosed in the reports filed or submitted by us under the Exchange Act is recorded processed, summarized and reported within the time periods specified in the SEC`s rules and forms." In future filings, please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).




Report of Independent Registered Public Accounting Firm - Page A-2
4. Have your auditor explain to us the reasons for including the explanatory language relating to internal controls over financial reporting. Tell us how this is consistent with the PCAOB standards.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Heather Tress, Staff Accountant, at (202)
824-
5263 or me at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.

							Sincerely,



							Kate Tillan
							Reviewing Accountant
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Mr. Richard E. Davis
NMT Medical, Inc
April 6, 2005
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